FDA APPROVES TEVA’S SYNRIBO® (OMACETAXINE MEPESUCCINATE) FOR INJECTION FOR HOME
ADMINISTRATION

New Labeling will Offer People Living with Chronic Myeloid Leukemia (CML) More Treatment Flexibility

Jerusalem, May 5, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has approved SYNRIBO® (omacetaxine mepesuccinate) for injection, for subcutaneous use, to include home administration, and also approved a related Medication Guide and Instructions for Use. With this approval, physicians who treat adults with chronic or accelerated phase CML who are no longer responding to, or who could not tolerate, two or more tyrosine kinase inhibitors (TKIs) will now have the option to allow their patients to administer SYNRIBO® therapy at home.
Teva is working to finalize a comprehensive specialty pharmacy support program which will help facilitate successful home administration of SYNRIBO® for HCPs, their patients and caregivers.  This program is expected to “go live” as early as possible in the second quarter of 2014.

“As we continue to expand our oncology portfolio and services at Teva, the updated labeling for SYNRIBO® demonstrates our commitment to improving the overall experience and lowering barriers to treatment for people living with CML,” said Bill Campbell, Vice President and General Manager, Teva Oncology. “Home administration can reduce the number of required doctor office visits for patients being treated with SYNRIBO®, while still maintaining close collaboration with their healthcare provider to manage their treatment regimen.”

“It had been necessary for adults living with chronic or accelerated phase CML who are prescribed SYNRIBO® to travel to their doctor’s office twice a day for two weeks, which can be extremely burdensome and inconvenient to both patients and their caregivers,” said Meir Wetzler, MD, FACP, Chief of the Leukemia Section at Roswell Park Cancer Institute. “Now, physicians can decide if their patients are candidates for self administration, and if so, provide their patients with guidance on how to properly administer reconstituted SYNRIBO® in the home.”

“As an oncology nurse practitioner who has treated CML patients for nearly 20 years, I’m thrilled to see this unique therapy become available for home administration,” said Sandra Corbin, CRNP at Calvert Hematology and Oncology. “Patients may initially express concern at the thought of self-injecting—but with training and support, most can become skilled at administering the subcutaneous injections.”

Indication

SYNRIBO® (omacetaxine mepesuccinate) for Injection, for subcutaneous use, is indicated for the treatment of adult patients with chronic or accelerated phase chronic myeloid leukemia (CML) with resistance and/or intolerance to two or more tyrosine kinase inhibitors (TKI).

Important Safety Information

Warnings and Precautions

•	Myelosuppression: Patients with chronic phase and accelerated phase CML who used SYNRIBO® experienced severe and fatal myelosuppression including thrombocytopenia, neutropenia, and anemia. Patients with neutropenia are at increased risk for infections, and should be monitored frequently and advised to contact a physician if they have symptoms of infection or fever. Monitor complete blood counts weekly during induction and initial maintenance cycles and every two weeks during later maintenance cycles, as clinically indicated

•	Bleeding: SYNRIBO® causes severe thrombocytopenia which increases the risk of hemorrhage. Fatalities from cerebral hemorrhage have occurred. Severe, non-fatal gastrointestinal hemorrhages have also occurred. Monitor platelet counts as part of the complete blood count (CBC) monitoring as recommended. Avoid anticoagulants, aspirin, and non-steroidal anti-inflammatory drugs (NSAIDs) when the platelet count is <50,000/ìL as they may increase the risk of bleeding

•	Hyperglycemia: SYNRIBO® can induce glucose intolerance. Monitor blood glucose levels frequently, especially in patients with diabetes or risk factors for diabetes. Avoid SYNRIBO® in patients with poorly controlled diabetes mellitus until good glycemic control has been established

•	Embryo-Fetal Toxicity: SYNRIBO® can cause fetal harm when administered to a pregnant woman. Women should be advised to avoid becoming pregnant while using SYNRIBO®

Adverse Reactions

•	Serious adverse reactions (frequency =5%) in chronic phase patients: bone marrow failure, thrombocytopenia, febrile neutropenia, and infections

•	Serious adverse reactions (frequency =5%) in accelerated phase patients: febrile neutropenia, thrombocytopenia, anemia, diarrhea, and infections

•	Most common adverse reactions (frequency =20%) in chronic and accelerated phase patients: thrombocytopenia, anemia, neutropenia, diarrhea, nausea, fatigue, asthenia, injection site reaction, pyrexia, infection, and lymphopenia

•	You are encouraged to report side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About CML
Chronic myeloid leukemia (also called chronic myelogenous leukemia) is one of four main types of leukemia and is a cancer of the blood and bone marrow. In CML, part of the DNA from one chromosome (chromosome 9) breaks off and trades places with another chromosome (chromosome 22) called a “translocation”. This forms the Philadelphia chromosome, an abnormal chromosome 22 that contains the BCR-ABL hybrid gene. This hybrid gene leads to over-production of the enzyme tyrosine kinase in the bone marrow, which causes too many stem cells to develop into white blood cells (granulocytes or blasts). The American Cancer Society estimates that in 2014, there will be 5,980 new cases of CML diagnosed in the United States, and 810 deaths from the disease. The prevalence of CML has grown significantly since 2001 with the development of new therapies.

About SYNRIBO®
SYNRIBO® is the first protein synthesis inhibitor and was originally granted an accelerated approval by the FDA in October 2012. In February of 2014 the FDA granted SYNRIBO a full approval based on the submission of 24 month update to the safety and efficacy data. While a detailed understanding of how SYNRIBO works has not been fully defined, it has been shown in laboratory studies not including patients, to prevent the production of specific proteins. The proteins affected by SYNRIBO are known as Bcr-Abl and Mcl-1. These are examples of some of the proteins that are produced in higher levels by cancerous CML cells and help drive the disease. As a protein synthesis inhibitor, the way SYNRIBO® is believed to work does not directly depend on Bcr-Abl binding.

For Full Prescribing Information, click here: http://www.synribo.com/pdf/synribo—pi.pdf

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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